ELECTRIC CITY CORP
1280 Landmeier Road
Elk Grove Village, IL 60007-2410
December 22, 2005
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Sirs or Madam:
Electric City Corp., a Delaware corporation (the “Registrant”), hereby submits the following delaying amendment (pursuant to Form Del Am) for the Registrant’s registration statement on Form S-3, filed on December 19, 2005 (SEC file number 333-130443):
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
Sincerely,
/s/ Jeffrey Mistarz
Jeffrey Mistarz
Chief Financial Officer and Treasurer